May 5, 2017

Via EDGAR

Ms. Stephanie L. Sullivan
Senior Technical & Policy Advisor
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: BOK Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-37811

Dear Ms. Sullivan:

This letter confirms receipt of your comment letter dated April 28, 2017 regarding our Form 10-K for the fiscal year ended December 31, 2016. We will respond to your comments on or before June 2, 2017.

Please contact me at 918-588-6319 or John Morrow at 918-588-8673 if you have any questions.

Sincerely,

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President
Chief Financial Officer

Cc:	John C. Morrow, Chief Accounting Officer
Tamara Wagman, Frederic Dorwart, Lawyers